UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

IFM Investments Limited

(Name of Issuer)

Class A Ordinary Shares of US$0.001 each

(Title of Class of Securities)

45172L100

(CUSIP Number)

December 31, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45172L100                                              13G/A                                    Page 2 of 17

1.

NAME OF REPORTING PERSONS

GL Asia Mauritius II Cayman Limited

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

91,893,513 *

6.  SHARED VOTING POWER

None

7. SOLE DISPOSITIVE POWER

91,893,513 *

8. SHARED DISPOSITIVE POWER

None

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

CO

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 3 of 17

1.

NAME OF REPORTING PERSONS

GL Asia Mauritius II, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

OO

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 4 of 17

1.

NAME OF REPORTING PERSONS

Avenue Asia Special Situations Fund IV, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

PN

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 5 of 17

1.

NAME OF REPORTING PERSONS

Avenue Asia Capital Partners IV Ltd.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

CO

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 6 of 17

1.

NAME OF REPORTING PERSONS

Avenue Asia Capital Partners IV, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

OO

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 7 of 17

1.

NAME OF REPORTING PERSONS

GL Asia Partners IV, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

OO

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 8 of 17

1.

NAME OF REPORTING PERSONS

Avenue Asia Capital Management, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

IA

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 9 of 17

1.

NAME OF REPORTING PERSONS

Avenue Asia Capital Management GenPar, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

HC

*  See disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 45172L100                                              13G/A                                    Page 10 of 17

1.

NAME OF REPORTING PERSONS

Marc Lasry

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None

6.  SHARED VOTING POWER

91,893,513 *

7. SOLE DISPOSITIVE POWER

None

8. SHARED DISPOSITIVE POWER

91,893,513 *

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,893,513 *

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.8% *

12.

TYPE OF REPORTING PERSON

HC/IN

*  See disclosure in Item 4 of this Schedule 13G/A.

Item 1.

(a)

Name of Issuer:   IFM Investments Limited

(b)

Address of Issuer's Principal Executive Offices:

26/A, East Wing, Hanwei Plaza

No. 7, Guanghua Road, Chaoyang District

Beijing 100004, People’s Republic of China

Item 2.

(a)

Names of persons filing:  See Cover Pages, Item 1.

(b)

Address of Principal Business Office or, if none, Residence:

c/o Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, NY  10022

(c)

Citizenship:  See Cover Pages, Item 4.

(d)

Title of class of Securities:   Class A Ordinary Shares of US$0.001 each.

(e)

CUSIP No.:   45172L100

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Pages, Items 5 through 11.

The securities reported in this Schedule 13G/A are held by GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation. On or about April 27, 2012, GL Asia Mauritius II Cayman Limited entered into a restructuring transaction pursuant to which, among other things, a note issued by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited (the “Note”) was amended and restated.  Prior to being amended and restated, the Note was exchangeable for Class A Ordinary Shares.  GL Asia Mauritius II Cayman Limited had exercised its right to redeem the Note and delivered notice to IFM Overseas Partners L.P. requesting it to deliver 441,816,158 Class A Ordinary Shares, however, IFM Overseas Partners L.P. had failed to deliver any shares in response to this notice.  As amended and restated, the Note is no longer exchangeable for Class A Ordinary Shares.  As a result, the number of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons has declined.  In connection with the restructuring transaction, certain of the parties thereto mortgaged 260,000,000 Class A Ordinary Shares to GL Asia Mauritius II Cayman Limited as security for the obligations of IFM Overseas Partners L.P., the Issuer and certain related parties to GL Asia Mauritius II Cayman Limited.

The approximate percentages of Class A Ordinary Shares reported as beneficially owned by the Reporting Persons are based upon 667,671,676 outstanding Class A Ordinary Shares, as reported by the Issuer in its Form 20-F filed on April 30, 2012.

The securities reported in this Schedule 13G/A are held by GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation.  GL Asia Mauritius II Cayman Limited is owned 50% by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited’s beneficial interest in the Class A Ordinary Shares has been allocated solely to GL Asia Mauritius II, LLC, a Delaware limited liability company.  GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC’s beneficial interest in the Class A Ordinary Shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership.  Avenue Asia Capital Partners IV Ltd. is the General Partner of Avenue Asia Special Situations Fund IV, L.P.  Avenue Asia Capital Partners IV, LLC is the sole shareholder of Avenue Asia Capital Partners IV Ltd.  GL Asia Partners IV, LLC is the Managing Member of Avenue Asia Capital Partners IV, LLC and Avenue Asia Capital Management, L.P. is an investment adviser to Avenue Asia Special Situations Fund IV, L.P.  Avenue Asia Capital Management GenPar, LLC is the General Partner of Avenue Asia Capital Management, L.P. and Marc Lasry is the Managing Member of Avenue Asia Capital Management GenPar, LLC.  The foregoing persons are referred to collectively herein as the “Reporting Persons.”

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The securities reported in this Schedule 13G/A are held by GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation.  GL Asia Mauritius II Cayman Limited is owned 50% by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited’s beneficial interest in the Class A Ordinary Shares has been allocated solely to GL Asia Mauritius II, LLC, a Delaware limited liability company.  GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC’s beneficial interest in the Class A Ordinary Shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership.  Avenue Asia Capital Partners IV Ltd. is the General Partner of Avenue Asia Special Situations Fund IV, L.P.  Avenue Asia Capital Partners IV, LLC is the sole shareholder of Avenue Asia Capital Partners IV Ltd.  GL Asia Partners IV, LLC is the Managing Member of Avenue Asia Capital Partners IV, LLC and Avenue Asia Capital Management, L.P. is an investment adviser to Avenue Asia Special Situations Fund IV, L.P.  Avenue Asia Capital Management GenPar, LLC is the General Partner of Avenue Asia Capital Management, L.P. and Marc Lasry is the Managing Member of Avenue Asia Capital Management GenPar, LLC.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

Dated:  February 14, 2013

GL ASIA MAURITIUS II CAYMAN LIMITED

By: /s/ Stuart Sarnoff

Name: Stuart Sarnoff

Title: Director

GL ASIA MAURITIUS II, LLC

By: /s/ Sonia Gardner

Name: Sonia Gardner

Title: Manager

AVENUE ASIA SPECIAL SITUATIONS FUND IV, L.P.

By: Avenue Asia Capital Partners IV, Ltd.

its General Partner

By: Avenue Asia Capital Partners IV, LLC,

its sole shareholder

By: GL Asia Partners IV, LLC,

its Managing Member

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LTD.

By: Avenue Asia Capital Partners IV, LLC,

its sole shareholder

By: GL Asia Partners IV, LLC,

its Managing Member

By: /s/ Eric Ross

Name: Eric Ross

Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LLC, By: GL Asia Partners IV, LLC, its Managing Member By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL ASIA PARTNERS IV, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT, L.P. By: Avenue Asia Capital Management GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

INDEX TO EXHIBITS

Exhibit 24

Power of Attorney of Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of American Depositary Shares of IFM Investments Limited filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 14, 2011).

Exhibit 99.1

Agreement of Reporting Persons (incorporated by reference to Exhibit 99.1 to the filing on Schedule 13G relating to beneficial ownership of American Depositary Shares of IFM Investments Limited filed on behalf of the Reporting Persons with the Securities and Exchange Commission on February 14, 2011).